Exhibit 99.3

Second Quarter 2013

Message from the Chairman of the Board and the President and Chief Executive Officer

Second quarter

For the second quarter of 2013, Hydro-Québec’s net result was $464 million, compared to $386 million in 2012. This $78-million increase is mainly due to growth in net electricity exports by Hydro-Québec Production.

Summary of operations for the first six months

For the six months ended June 30, 2013, Hydro-Québec posted a net result of $1,824 million, an increase of $102 million over the $1,722 million recorded in the same period last year. This increase is also due to growth in net electricity exports.

Result from continuing operations for the first six months

The result from continuing operations amounted to $1,804 million, an increase of $59 million over the $1,745 million posted in 2012.

Revenue totaled $6,835 million, compared to $6,387 million a year earlier.

In Québec, revenue from electricity sales amounted to $5,830 million, or $307 million more than in 2012, mainly because temperatures were close to normal in the first half of 2013, whereas they had been milder in 2012. Higher demand was also a factor, primarily in the residential sector, as were the rate adjustments of April 1, 2012 and 2013.

On markets outside Québec, revenue from electricity sales was $856 million, compared to $574 million in 2012. This $282-million increase resulted from growth in Hydro-Québec Production’s export revenue.

Other revenue totaled $149 million, a $141-million decrease compared to 2012 that essentially stems from differences in the amounts that Hydro-Québec is entitled to receive from customers or is required to pay to them in connection with such things as revenue variances related to climate conditions, given the mild temperatures in 2012.

Total expenditure amounted to $3,821 million, or $387 million more than in 2012. Current operating expenses decreased by $23 million from 2012. Electricity and fuel purchases increased by $301 million due to a $147-million rise in electricity purchases made by Hydro-Québec Distribution from independent wind power and biomass energy producers, among others, and a $113-million rise in electricity purchases made by Hydro-Québec Production, associated mainly with trading activities outside Québec. In addition, water-power royalties increased by $28 million.

Segmented operations for the first six months

Generation

Hydro-Québec Production posted a result from continuing operations of $1,111 million, compared to $928 million in 2012. This $183-million increase is due to growth of $132 million in net electricity exports and of $79 million in revenue from electricity sales to Hydro-Québec Distribution, mainly because temperatures were close to normal in the first half of 2013, whereas they had been milder in 2012, and because demand rose in Québec. In addition, electricity purchases from Rio Tinto Alcan decreased by $61 million. These factors were mitigated by a $28-million increase in water-power royalties.

Transmission

Hydro-Québec TransÉnergie’s result from continuing operations was $292 million, a $23-million decrease from 2012 that essentially stems from differences in the amounts that Hydro-Québec is entitled to receive from customers or is required to pay to them in connection with such things as variances in revenue from point-to-point transmission services.

Distribution

Hydro-Québec Distribution posted a result from continuing operations of $388 million, compared to $471 million in 2012. Revenue from electricity sales increased by $273 million on account of three main factors: temperatures that were close to normal in the first half of 2013, whereas they had been milder in 2012; higher demand, primarily in the residential sector; and the rate adjustments of April 1, 2012 and 2013. Other revenue decreased by $103 million, essentially because of differences in the amounts that Hydro-Québec is entitled to receive from customers or is required to pay to them in connection with such things as revenue variances related to climate conditions, given the mild temperatures in 2012. Moreover, electricity purchases increased by $216 million, $147 million of which related to supplies from independent power producers and $79 million to supplies from Hydro-Québec Production.

Page 2	Second Quarter 2013

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The volume of activity at Hydro-Québec Équipement et services partagés and SEBJ totaled $1,060 million, compared to $916 million in 2012. Projects under way for Hydro-Québec Production include ongoing construction at the Romaine jobsites. Work in progress for Hydro-Québec TransÉnergie includes expansion of the transmission system in the Minganie region, the addition of a 735/315-kV section and related work at Bout-de-l’Île substation as well as various projects stemming from continued investment in asset sustainment.

Investment

In the first half of 2013, Hydro-Québec invested $1,802 million in property, plant and equipment and intangible assets, compared to $1,614 million in 2012. As expected, a large portion of this amount was devoted to the major hydroelectric projects of Hydro-Québec Production, especially ongoing construction at the Romaine jobsites.

Hydro-Québec TransÉnergie continued investing in its transmission system. As part of its growth projects, work progressed on Romaine-2 substation and the 735-kV line that will connect it to Arnaud substation. The division also carried out maintenance and improvement activities to ensure the long-term operability of its transmission assets.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base and to ensure the long-term operability of its facilities.

	Pierre Karl Péladeau	Thierry Vandal

	Chairman of the Board	President and Chief Executive Officer

August 16, 2013

Second Quarter 2013	Page 3

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30
	Notes	2013	2012	2013	2012

Revenue	3	2,857	2,652	6,835	6,387

Expenditure
Operations		599	582	1,225	1,168
Electricity and fuel purchases		394	275	907	606
Depreciation and amortization	4	602	568	1,182	1,164
Taxes		225	227	507	496
		1,820	1,652	3,821	3,434

Operating result		1,037	1,000	3,014	2,953
Financial expenses	5	602	598	1,210	1,208

Result from continuing operations		435	402	1,804	1,745
Result from discontinued operations	6	29	(16)	20	(23)

Net result		464	386	1,824	1,722

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

In millions of Canadian dollars (unaudited)	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012

Balance, beginning of period	16,193	15,954	14,833	14,618
Net result	464	386	1,824	1,722

Balance, end of period	16,657	16,340	16,657	16,340

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	Second Quarter 2013

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	As at June 30, 2013	As at December 31, 2012

ASSETS
Current assets
Cash and cash equivalents	1,529	2,183
Short-term investments	733	609
Accounts receivable and other receivables	2,057	1,838
Derivative instruments	1,043	1,052
Regulatory assets	20	22
Materials, fuel and supplies	196	178
	5,578	5,882

Property, plant and equipment	57,856	57,174
Intangible assets	2,264	2,241
Investments	149	134
Derivative instruments	972	1,269
Regulatory assets	9	18
Other assets	4,042	3,799

	70,870	70,517

LIABILITIES
Current liabilities
Borrowings	340	19
Accounts payable and accrued liabilities	1,894	2,078
Dividend payable	–	645
Accrued interest	845	835
Asset retirement obligations	195	178
Derivative instruments	475	663
Current portion of long-term debt	2,099	694
	5,848	5,112

Long-term debt	40,779	42,555
Asset retirement obligations	788	774
Derivative instruments	1,353	1,816
Other long-term liabilities	1,032	1,003
Perpetual debt	290	275
	50,090	51,535

EQUITY

Share capital	4,374	4,374

Retained earnings	16,657	14,833
Accumulated other comprehensive income	(251)	(225)
	16,406	14,608

	20,780	18,982

	70,870	70,517

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Pierre Karl Péladeau
Chair of the Audit Committee	Chairman of the Board

Second Quarter 2013	Page 5

CONSOLIDATED STATEMENT OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30
	Notes	2013	2012	2013	2012

Operating activities
Net result		464	386	1,824	1,722
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	602	573	1,182	1,173
Amortization of premiums, discounts and issue expenses related to debt securities		31	66	82	156
Other		(47)	(24)	121	(36)
Change in non-cash working capital items	7	742	716	(427)	(428)
Net change in accrued benefit assets and liabilities		(149)	(94)	(224)	(196)
		1,643	1,623	2,558	2,391

Investing activities
Additions to property, plant and equipment		(948)	(838)	(1,701)	(1,528)
Additions to intangible assets		(61)	(38)	(101)	(86)
Net (acquisition) disposal of short-term investments		(91)	(364)	(119)	83
Other		2	86	9	91
		(1,098)	(1,154)	(1,912)	(1,440)

Financing activities
Issuance of long-term debt		–	1,014	–	1,014
Repayment of long-term debt		(10)	(136)	(1,072)	(622)
Cash receipts arising from credit risk management		1,266	1,660	2,613	2,772
Cash payments arising from credit risk management		(1,401)	(1,196)	(2,599)	(2,176)
Net change in borrowings		(45)	(345)	311	787
Dividend paid		–	–	(645)	(1,958)
Other		19	33	86	(1)
		(171)	1,030	(1,306)	(184)

Foreign currency effect on cash and cash equivalents		5	3	6	1

Net change in cash and cash equivalents		379	1,502	(654)	768

Cash and cash equivalents, beginning of period		1,150	643	2,183	1,377

Cash and cash equivalents, end of period		1,529	2,145	1,529	2,145

Supplementary cash flow information	7

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Second Quarter 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Net result	464	386	1,824	1,722
Other comprehensive income
Change in deferred gains (losses) on items designated as cash flow hedges	156	(2)	(6)	225
Reclassification to operations of deferred gains on items designated as cash flow hedges	(56)	(63)	(20)	(142)
	100	(65)	(26)	83
Comprehensive income	564	321	1,798	1,805

The accompanying notes are an integral part of the consolidated financial statements.

Second Quarter 2013	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and six-month periods ended June 30, 2013 and 2012

Amounts shown in tables are in millions of Canadian dollars.

Note 1                         Basis of Presentation

The Canadian Accounting Standards Board has authorized rate-regulated entities to defer the adoption of International Financial Reporting Standards until January 1, 2015. Since Hydro-Québec was entitled to exercise this deferral right, it opted to prepare its 2013 and 2012 financial statements in accordance with Canadian generally accepted accounting principles as set forth in Part V of the Canadian Institute of Chartered Accountants Handbook, “Pre-Changeover Accounting Standards.”

Hydro-Québec’s consolidated financial statements also reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions may affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

The quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2012.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2012.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2                         Effects of Rate Regulation on the Consolidated Financial Statements

Distribution

In decision D-2013-043 of March 22, 2013, the Régie authorized an across-the-board increase of 2.41% in Hydro-Québec’s electricity rates, effective April 1, 2013. The authorized return on the rate base was set at 6.38%, assuming a capitalization with 35% equity.

In decision D-2013-037 of March 12, 2013, the Régie asked the Distributor to recognize in a separate account any variance between the actual amount of the expense related to the activities of the Bureau de l’efficacité et de l’innovation énergétiques and the amount provided in rate cases for this item. As at June 30, 2013, no amount had been recognized in this account.

Note 3                         Revenue

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Electricity sales[a]	2,819	2,535	6,686	6,097
Other	38	117	149	290
	2,857	2,652	6,835	6,387

a)      Including unbilled electricity deliveries, which totaled $742 million as at June 30, 2013 ($689 million as at June 30, 2012).

Page 8	Second Quarter 2013

Note 4                         Depreciation and Amortization

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Property, plant and equipment	513	492	1,018	1,021
Intangible assets	67	60	134	120
Regulatory assets	6	7	12	11
Retirement of capital assets	16	9	18	12
	602	568[a]	1,182	1,164[a]

a)        The depreciation and amortization expense presented in the consolidated statements of cash flows for the three- and six-month periods ended June 30, 2012, includes amounts of $5 million and $9 million, respectively, for assets related to discontinued operations. These assets were impaired in their entirety in the third quarter of 2012.

Note 5                         Financial Expenses

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Interest on debt securities	639	634	1,283	1,270
Net exchange gain	(11)	(3)	(19)	–
Guarantee fees related to debt securities	50	49	100	98
	678	680	1,364	1,368
Less
Capitalized financial expenses	70	76	141	147
Net investment income	6	6	13	13
	76	82	154	160
	602	598	1,210	1,208

Note 6                         Discontinued Operations

In September 2012, the decision was made to abandon the project to refurbish Gentilly-2 nuclear generating station and to terminate all nuclear power operations. The facility continued to generate electricity until the end of 2012, in accordance with the terms and conditions of its operating licence, after which time Hydro-Québec started to prepare it for dormancy with a view to dismantling it around the year 2060.

The abandonment of the refurbishment project led to the write-off of the property, plant and equipment under construction for this project and to the impairment of the assets related to the facility.

For comparison purposes, Gentilly-2’s operating result is presented under discontinued operations in the consolidated statements of operations for all periods concerned.

Second Quarter 2013	Page 9

Note 7                         Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Change in non-cash working capital items
Accounts receivable and other receivables	631	581	(210)	(59)
Materials, fuel and supplies	(13)	(3)	(19)	(1)
Accounts payable and accrued liabilities	(246)	(226)	(194)	(301)
Accrued interest	370	364	(4)	(67)
	742	716	(427)	(428)
Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	64	10	80	48
Interest paid	169	139	1,044	1,019

Note 8                         Employee Future Benefits

			Three months ended June 30
		Pension Plan		Other plans
	2013	2012	2013	2012

Accrued benefit cost recognized	77	51	31	28

			Six months ended June 30
		Pension Plan		Other plans
	2013	2012	2013	2012

Accrued benefit cost recognized	154	102	62	56

Page 10	Second Quarter 2013

Note 9      Segmented Information

The following tables contain information related to operations and assets by segment:

						Three months ended June 30, 2013

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	429	2	2,444	–	(18)	–	2,857
Intersegment customers	1,089	748	19	618	371	(2,845)	–
Result from continuing operations	366	124	(54)	–	(1)	–	435
Result from discontinued operations	29	–	–	–	–	–	29
Net result	395	124	(54)	–	(1)	–	464
Total assets as at June 30, 2013	31,623	19,672	13,483	455	5,842	(205)	70,870

						Three months ended June 30, 2012

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	292	29	2,324	–	7	–	2,652
Intersegment customers	1,043	740	17	531	362	(2,693)	–
Result from continuing operations	308	158	(78)	–	14	–	402
Result from discontinued operations	(16)	–	–	–	–	–	(16)
Net result	292	158	(78)	–	14	–	386
Total assets as at June 30, 2012	32,074	18,733	12,975	427	6,709	(226)	70,692

Second Quarter 2013	Page 11

Note 9      Segmented Information (continued)

						Six months ended June 30, 2013

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	939	40	5,865	–	(9)	–	6,835
Intersegment customers	2,599	1,497	39	1,060	722	(5,917)	–
Result from continuing operations	1,111	292	388	–	13	–	1,804
Result from discontinued operations	20	–	–	–	–	–	20
Net result	1,131	292	388	–	13	–	1,824
Total assets as at June 30, 2013	31,623	19,672	13,483	455	5,842	(205)	70,870

						Six months ended June 30, 2012

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	640	60	5,664	–	23	–	6,387
Intersegment customers	2,499	1,493	37	916	703	(5,648)	–
Result from continuing operations	928	315	471	–	31	–	1,745
Result from discontinued operations	(23)	–	–	–	–	–	(23)
Net result	905	315	471	–	31	–	1,722
Total assets as at June 30, 2012	32,074	18,733	12,975	427	6,709	(226)	70,692

Note 10     Comparative Information

Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current periods. These notably include the operating result of Gentilly-2 nuclear generating station, which must be presented under discontinued operations for comparison purposes.

Page 12	Second Quarter 2013

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended June 30				Six months ended June 30
Summary of Operations	2013	2012	Change (%)		2013	2012	Change (%)
Revenue	2,857	2,652	7.7	Û	6,835	6,387	7.0	Û
Expenditure	1,820	1,652	10.2	Û	3,821	3,434	11.3	Û
Financial expenses	602	598	0.7	Û	1,210	1,208	0.2	Û
Result from continuing operations	435	402	8.2	Û	1,804	1,745	3.4	Û
Result from discontinued operations	29	(16)	–	Û	20	(23)	–	Û
Net result	464	386	20.2	Û	1,824	1,722	5.9	Û

Highlights of Continuing Operations

Note: Throughout the Consolidated Financial Highlights, certain comparative figures have been reclassified to conform to the presentation adopted in the current periods. These notably include the operating result of Gentilly-2 nuclear generating station, which must be presented under discontinued operations for comparison purposes.

Second Quarter 2013	Page 13

Highlights

Distribution

2014–2015 rate adjustment application

In August 2013, Hydro-Québec Distribution filed an application with the Régie de l’énergie for a 3.4% adjustment in electricity rates, effective April 1, 2014. The main reasons for the adjustment are the costs of purchasing power from the new wind farms and indexing the price of the heritage pool. However, Hydro-Québec will offset some of these additional costs with $160 million in efficiency gains, which is why the requested rate adjustment is only 3.4%.

More specifically, there are four factors behind the requested adjustment. First, the commissioning of new wind farms, under purchasing programs decreed by the Québec government, is putting upward pressure on electricity supply costs for the Québec market (+2.7%). Second, the heritage pool, which covers over 90% of Québec’s electricity needs, will be indexed as of 2014, as provided by the Act respecting the Régie de l’énergie (+0.8%). Third, additions to the transmission and distribution systems, made necessary by the growth in residential and commercial demand throughout Québec and approved by the Régie de l’énergie, are contributing to the increase in costs (+1.4%).

Efficiency gains of $160 million will partly offset (-1.5%) the first three factors, thereby limiting the requested adjustment to 3.4%.

If Hydro-Québec’s application is approved by the Régie de l’énergie, the rate adjustment will add about $1.70 to the monthly electricity bill for an apartment, $4.30 for a small house, $6.10 for a midsize house and $7.87 for a big house.

For residential customers, Hydro-Québec’s rates will still be among the lowest in Canada and North America.

Under the Act respecting the Régie de l’énergie, indexation of the heritage pool does not affect industrial customers, so their increase would be 2.6%.

Energy efficiency

Hydro-Québec Distribution’s proposed budget for energy efficiency programs and activities is $135 million. This amount will help generate energy savings of 464 GWh in 2014, bringing the cumulative total to almost 8 TWh.

Support for low-income customers

Hydro-Québec Distribution will maintain its programs for low-income customers. It is proposing a budget of $17.8 million, mainly to help customers who have personalized arrangements to pay their electricity bills and arrears.

Hydro-Québec Distribution is also proposing to invest close to $10 million in energy efficiency programs for those customers.

Page 14	Second Quarter 2013

Approval process

Public hearings on the rate application will enable representatives of all interested parties to review and debate the proposal. The Régie de l’énergie will then issue a ruling in early 2014, with the new rates taking effect April 1, 2014. By law, it is the Régie de l’énergie that sets Québec electricity rates.

Rate of return and surplus-sharing mechanism

In a separate application, Hydro-Québec has asked the Régie de l’énergie to increase its rate of return to bring it line with that of similar companies in Québec and elsewhere in North America.

This application includes a proposed sharing mechanism that would enable customers to benefit from Hydro-Québec’s cost reductions.

The Régie de l’énergie’s ruling on this application is expected in early 2014. The revision of the return rate as requested by Hydro-Québec could add approximately 2% to electricity rates as of 2014.

Transmission

2013 and 2014 rate application from the Transmission Provider

In August 2013, Hydro-Québec TransÉnergie filed its 2013 and 2014 rate application with the Régie de l’énergie. This application seeks the approval of revenue requirements and changes to transmission service rates. The projected revenue requirements amount to $2,924.7 million for 2013 and $3,052.9 million for 2014. The revenue requirements approved by the Régie de l’énergie for 2012 totaled $2,991.6 million.

Second Quarter 2013	Page 15

Sustainable development

A first-place finish for Hydro-Québec’s sustainability reporting

In April 2013, the independent organization CorporateRegister.com announced the results of the competition for its CR Reporting Awards, the only global annual awards for corporate responsibility reporting. Hydro-Québec’s Sustainability Report 2011 was the winner in the “Best Carbon Disclosure” category.

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